Exhibit 99.1

Mecox Lane Special Committee Retains Financial Advisor and Legal Counsel

SHANGHAI, China, September 11, 2015 — Mecox Lane Limited (NASDAQ: MCOX) (“Mecox Lane” or the “Company”), a multi-brand and multi-channel retailer in China specializing in health, beauty and lifestyle products, today announced that the special committee (the “Special Committee”) of the Company’s board of directors has retained HOULIHAN LOKEY (CHINA) LIMITED as its financial advisor and Skadden, Arps, Slate, Meagher & Flom as its legal counsel in connection with its review and evaluation of the non-binding proposal letter, dated July 21, 2015, from a buyer group proposing a going-private transaction to acquire all of the outstanding ordinary shares of the Company not already owned by them.

The Company’s board of directors cautions the Company’s shareholders and others considering trading its securities that no decisions have been made by the Special Committee or the Company with respect to the Company’s response to the proposal letter. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other proposed transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other proposed transaction, except as required under applicable law.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq: MCOX) is a multi-brand and multi-channel retailer in China specialized in health, beauty and lifestyle products. Since the Company’s founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the industry in which the Company operates; the failure of the markets to grow at the projected rates; the rapidly changing nature of the industry in which the Company operates; and significant uncertainties of any projections or estimates relating to the growth prospects or future condition of the market. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Christina Hou

Mecox Lane Limited

Tel: +86-21-3108-1111 Ext. 8161

Email: ir@mecoxlane.com

Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

Email: mcox@ogilvy.com